Exhibit 99.26

Management’s Discussion and Analysis
Management Analysis of the Financial Situation and Operating Results

ACASTI PHARMA INC.

Three-month and six-month periods ended August 31, 2011 and 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (”Acasti” or "the Company”) as at August 31, 2011 and for three-month and six-month period then ended. This analysis explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three-month and six-month periods ended August 31, 2011 and 2010. The Company effectively commenced active operations with the transfer of an exclusive worldwide license from its parent company Neptune Technologies & Bioressources Inc. (”Neptune”) in August 2008. The Company was inactive prior to this date.

This analysis, completed on October 11, 2011, must be read in conjunction with the Company’s financial statements for the three-month and six-month periods ended August 31, 2011 and 2010. The Company’s financial statements were prepared in accordance with International Financing Reporting Standards (IFRS). Company financial results are published in Canadian dollars. All amounts appearing in this Management Discussion and Analysis are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

On January 1st, 2011, as issued by the International Accounting Standards Board (IASB), IFRS became the basis of preparation of financial statements for publicly accountable enterprises in Canada.  The information presented in this analysis, including information relating to comparative periods in 2010, is presented in IFRS unless otherwise noted as being presented under Canadian generally accepted accounting principles (Canadian GAAP) and not IFRS.  A discussion regarding the Company’s transition to IFRS, including the impact of significant accounting policies choices and the selection of IFRS 1 election and exemption can be found in the “International Financial Reporting Standards” section of this analysis and in note 9 of the interim financial statements.

Additional information on the parent company including information on the Company can be found on the SEDAR website at www.sedar.com under Acasti Pharma Inc.

In March 2011, the Company completed its listing application on the TSX-Venture Exchange. As a result the Company had its shares listed on the TSX-Venture Exchange on March 31, 2011 under the symbol APO.

Overview

In August 2008, Neptune transferred an exclusive worldwide license to its subsidiary, Acasti, to research and develop new active pharmaceutical ingredients (API) based on Neptune’s proprietary omega-3 phospholipid technology and intellectual property (the “License”). Further to product development Acasti initiated Investigational New Drug (IND)-enabling research aiming towards IND/Clinical Trial Application (CTA) allowance by the US Food and Drug Administration (FDA) and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase I and II a/b clinical studies. Acasti new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as over-the-counter (OTC), medical food and drug products. The products developed by Acasti require the approval from the U.S. FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized. The Company will have to finance its activities of research and development as well as its clinical studies.

Neptune proceeded with this transaction in order to segregate its cardiovascular pharmaceuticals activities from its nutraceutical activities which, in the opinion of Neptune’s management, will allow the financial community to differentiate the Company’s cardiovascular pharmaceutical activities from Neptune’s core nutraceutical business and will also enable the parent company Neptune and the Company to conclude separately nutraceutical and pharmaceutical strategic alliances, respectively.

Operations

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), medical foods, and prescription drug products, is as follows:

During the three-month period ended August 31, 2011, the Company made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Negotiations are ongoing with selected pharmaceutical partners looking at licensing rights for further development and commercialization of Rx, OTC and Medical Foods.

During the quarter, Health Canada informed Acasti that there was no objection to Acasti’s proposed study based on the information and material provided to support the CTA.  Therefore, Acasti will initiate a Phase II human clinical trial to investigate the use of CaPre® as a treatment for patients with dyslipidemia. Enrolment in the study is expected to commence in 2011 with results anticipated in 2012. The design of the study is a randomized, double blind, placebo controlled trial to assess the safety and efficacy of CaPre® in patients with triglyceride levels ranging from moderately high to very high, which distinguishes CaPre® from prescription drug fish oils labelled only to treat patients with very high levels of triglycerides.  In addition, Acasti expects its First-patient in to be treated with CaPre® early the fall of 2011.

In order to speed up its development, Acasti has started its preclinical GLP (Good Laboratory Practice) program (IND-enabling program) and has filed for an Open-label clinical trial in Canada for which we are expecting a Letter of Authorization early this fall.

Acasti brought Dr. Harlan Waksal on board as Executive Vice-President, Business & Scientific Affairs.  Dr. Harlan Waksal is involved in the execution of the United States strategic development plan, especially in the clinical development program which will lead to an Investigational New Drug (IND) application with the Food and Drug Administration (FDA) of the United States. Dr. Harlan Waksal is also involved in other scientific operations as well as in business development.

Acasti also recently received an award at the latest Genesis Gala held by BioQuebec, an association of biotech and life science companies from the Province of Quebec.  Acasti was awarded the Innovation Award of 2011 in recognition for the development of its pharmaceutical products available for sale in the Over-the-Counter (OTC) and Medical Food markets, respectively VectosTM and OnemiaTM, as well as for its prescription drug candidate, CaPre®, currently in clinical development.  Acasti was also recently awarded with the Deka Innovation Award by The Hellenic Board of Trade of Metropolitan Montreal.

So far Acasti has also accentuated its activities to increase awareness of Onemia™ within the medical world.  Physicians have started to use Onemia™ on their patients.  Acasti is currently surveying doctors to accumulate data for OnemiaTM promotion in tradeshows.  Acasti attended the National Lipid Association in Orlando in August and will attend the upcoming American Heart Association conference, CardioMetabolicHeatlh Congress and Cleveland Heart Lab symposium.

Onemia™ targets cardiometabolic disorders and will be well positioned in this multibillion dollar market. Onemia™ will first be distributed through subcontracted marketing and direct sale approach focused in most major metropolitan areas in the U.S. and move nationwide in a second phase. Onemia™ will later be available in pharmacies behind-the-counter through distributors. Acasti is also currently seeking partners to commercialize Onemia™ outside the United States.

The success of Onemia™ will provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development. Onemia™ is the first of a line of products Acasti will commercialize.

On June 16, 2011, the Company announced that it would issue to the holders of its outstanding Class A Shares of record at the close of business on July 5, 2011 (the “Record Date”) transferable rights (each, a “Right”) to subscribe for Class A shares on the terms set forth in a Rights Offering Circular filed on SEDAR.  Each registered shareholder has received one Right for each Class A share held.  Ten share Rights plus a sum of $1.25 are required to subscribe for one Class A Share.  The Rights expired at 4PM (Montreal time) on September 14, 2011.  The Rights Offering has been oversubscribed, and accordingly the maximum of shares available for issuance under terms of the Rights Offering have been issued, for a total of 6,445,444 shares representing gross proceeds of $8,057.

Basis of presentation of the financial statements

The Company’s assets as at August 31, 2011 include cash and short-term investments for an amount of $1,833 mainly generated by the exercise of Series 2, 3 and 5 warrants during the previous fiscal year ended February 28, 2011.  On September 14, 2011, the Company’s cash position increased by an amount of $8,036 corresponding to proceeds received from the Rights Offering, net of the subscription agent’s fees.  The Company also has trade and other receivables of $446 and sales taxes and tax credits receivable for an amount of $149 as at August 31, 2011.  The Company’s liabilities at August 31, 2011 are comprised primarily of amounts due to Neptune of $1,411 and other creditors for $956 as well as royalties payable to parent company for $236. The Company has incurred operating losses and negative cash flows from operations since inception. The Company’s expected level of expenses includes those associated with the conduct of a clinical research trial of its drug candidate.  The Company plans to rely on its available cash, future revenues of its first Medical Food Onemia™ as well as the continued financial support of Neptune to pursue its operations, including obtaining additional funding, if required.

The financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Company not receive additional financing from Neptune or other sources.

The Company is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Company plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	Three-month period ended August 31		Six-month period ended August 31
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
	$	$	$	$
Revenue from research contracts	33	-	116	-
EBITDA(1)	(1,254)	(456)	(1,947)	(806)
Net loss and comprehensive loss	(1,724)	(706)	(2,747)	(1,249)
Net loss per share and diluted loss per share	(0.03)	(0.01)	(0.04)	(0.03)
Total assets	10,100	8,399	10,100	8,399
Working capital(2)	527	(4,682)	527	(4,682)
Long term debt	236	263	236	263
Shareholders’ Equity	7,497	2,924	7,497	2,924
Book value per Class A share(3)	0.12	0.06	0.12	0.06

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Acasti obtains EBITDA measurement by adding to net loss, financial expenses, amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of EBITDA is presented in the table below. The Company uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Acasti obtains its EBITDA measurement by adding to net loss, financial expenses, amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF EBITDA

 (In thousands of dollars, except per share data)
	Three-month period ended August 31		Six-month period ended August 31
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
	$	$	$	$
Net loss	(1,724)	(706)	(2,747)	(1,249)
Add (deduct):
Financial expenses	4	24	5	30
Depreciation and amortization	167	167	334	334
Stock-based compensation	299	57	448	77
Foreign exchange (gain) loss	–	2	13	2
EBITDA	(1,254)	(456)	(1,947)	(806)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Three-month and six-month period ended August 31, 2011

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue from research contracts	116	83	33	–	–
EBITDA(a)	(1,947)	(693)	(1,254)	–	–
Net loss	2,747	1,023	1,724	–	–
Loss per share basic and diluted	(0.04)	(0.02)	(0.03)	–	–

Fiscal year ended February 28, 2011

	Total	First Quarter	Second Quarter	Third Quarter(b)	Fourth Quarter(b)
	$	$	$	$	$
Revenue from research contracts	28	–	–	--	28
EBITDA(a)	(2,253)	(350)	(456)	(565)	(882)
Net loss	(2,775)	(542)	(706)	(601)	(926)
Loss per share basic and diluted	(0.05)	(0.01)	(0.01)	(0.01)	(0.02)

Fiscal year ended February 28, 2010(b)

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue from research contracts	–	–	–	–	–
EBITDA(a)	(1,588)	(277)	(487)	(394)	(430)
Net loss	(1,585)	(302)	(471)	(400)	(412)
Loss per share basic and diluted	(0.07)	(0.03)	(0.05)	(0.02)	(0.01)

(a)
The EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Acasti obtains its EBITDA measurement by adding to net loss, financial expenses, amortization and income taxes. Acasti also excludes the effects of non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its EBITDA calculation.

(b)	Presented under Canadian GAAP.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS BETWEEN THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2011 AND 2010

Revenues
The Company generated revenues of $33 from research contracts from the research it is executing for its parent company and for a company under common control during the three-month period ended August 31, 2011.  The Company did not generate any revenue during the three-month period ended August 31, 2010.

The Company generated revenues of $116 from research contracts from the research it is executing for its parent company and for a company under common control during the six-month period ended August 31, 2011.  The Company did not generate any revenue during the six-month period ended August 31, 2010.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA decreased by $798 for the three-month period ended August 31, 2011 to $(1,254) compared to $(456) for the three-month period ended August 31, 2010. The reason for the three-month period decrease is mainly due to the increase in administrative expenses of $506, including an increase in stock based compensation expense of $131, and in research and development expenses of $572, including an increase in stock based compensation expense of $83.

The increase in administrative expenses is mainly attributable to increases in commercialization expenses for OnemiaTM ($95), royalties payable to Neptune ($36), salaries and benefits ($181), financial communication and investor relation expenses ($52) as well as in professional fees ($66). The increase in research and development expenses is mainly attributable to increased research and development expenses in salaries and benefits ($207) and research and development expenses in contracts ($320).

EBITDA decreased by $1,141 for the six-month period ended August 31, 2011 to $(1,947) compared to $(806) for the six-month period ended August 31, 2010.  The reason for the six-month period decrease is mainly due to the increase in administrative expenses of $853, including an increase in stock based compensation expense of $272 and in research and development expenses of $787, including an increase in stock based compensation expense of $145.

The increase in administrative expenses is mainly attributable to increases in commercialization expenses for OnemiaTM ($111), royalties payable to Neptune ($74), salaries and benefits ($301), financial communication and investor relation expenses ($87) as well as in professional fees ($114). The increase in research and development expenses is mainly attributable to increased research and development expenses in salaries and benefits ($319) and research and development expenses in contracts ($538).

The research and development expenses are mainly attributable to the initiation of the pharmaceutical development program of the Company. The administration expenses, initially supported by Neptune, are mainly attributable to the salaries and other expenses to set up a new location in order to proceed with different studies as well as to commercialization efforts for OnemiaTM. The Company is pursuing its research and development program, and did not generate sales revenue with the exception of the revenues from the research contract it is executing on the behalf of Neptune.  Therefore only minimum royalties required by the licence transfer by the Parent Company are owed until such revenue occurs.

Net Loss
The Company realized a net loss for the three-month period ended August 31, 2011 of $1,724 or $0.03 per share compared to a net loss of $706 or $0.01 per share for the three-month period ended August 31, 2010. These results are mainly attributable to the factors described above in the EBITDA section and by the increase in the stock-based compensation expense of $241.

The Company realized a net loss for the six-month period ended August 31, 2011 of $2,747 or $0.04 per share compared to a net loss of $1,249 or $0.03 per share for the six-month period ended August 31, 2010.  These results are mainly attributable to the factors described above in the EBITDA section and by the increase in the stock based compensation expense of $370.

Capital Stock Structure

The authorized capital stock consists of an unlimited number of Class A, Class B, Class C, Class D and E without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

	August 31, 2011	March 1, 2011	August 31, 2010
Class A shares (voting, participating and without par value)	64,585,694	59,174,444	46,675,670

Class B multi-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	5,000,000	5,000,000

Class C non-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	260,000	260,000

Stock options granted and outstanding	3,260,000	800,000	850,000

Series 2 warrants exercisable at $0,40 until November 17, 2010	-	-	9,025,396
Series 3 warrants exercisable at $0,40 until December 31, 2010	-	-	12,500,000
Series 4 warrants exercisable at $0,25 until December 31, 2013	5,873,750	6,000,000	6,000,000
Series 5 warrants exercisable at $0,30 until December 31, 2010	-	-	3,000,000

On March 21 2011, the outstanding Class B and Class C shares, 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1 for 1 basis (the “Conversion”).  Following the Conversion, the liability for convertible redeemable shares in the amount of $4,052 was extinguished and the number of class A share of the Company was 64,434,444.

Cash Flow and Financial Condition between the three-month and six-month periods ended August 31, 2011 and 2010

Operating activities

During the three-month periods ended August 31, 2011 and 2010, the Company’s operating activities required a cash outflow of $632 and $255, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash and/or non-operating items, such as depreciation of equipment, amortization of intangible asset, stock based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended August 31, 2011 amounted to an increase of $628 and are mainly due to the increases in trade and other payables ($324), payable and royalties to parent company ($719) principally offset by increases in trade and other receivables ($282), inventories ($97) and tax credits receivable ($39).  The net changes in non-cash operating working capital items for the three-month period ended August 31, 2010, amounted to an increase of $203 and are mainly due to increases in payable to parent company ($430) principally offset by increases in tax credit receivable ($89), trade and other receivables ($28) as well as by the decrease in trade and other payables ($110).

During the six-month periods ended August 31, 2011 and 2010, the Company’s operating activities required a cash outflow of $1,047 and $396, respectively, consisting of the net loss incurred for the period adjusted for non-cash and/or non-operating items, such as depreciation of equipment, amortization of intangible asset, stock based compensation, finance expenses and foreign exchange, as well as for net changes in non-cash operating working capital items.  The net changes in non-cash operating working capital items for the six-month period ended August 31, 2011 amounted to an increase of $929 and are mainly due to increases in trade and other payables ($445), payable and royalties to parent company ($1084) principally offset by increases in trade and other receivables ($254), inventories ($390) and tax credits receivable ($93).  The net changes in non-cash operating working capital items for the six-month period ended August 31, 2010, amounted to an increase of $416 and are mainly due to the increase in payable to parent company ($507) principally offset by increases in tax credit receivable ($12) and in trade and other receivables ($63) as well as by the decrease in trade and other payables ($40).

Investing activities

During the three-month periods ended August 31, 2011 and 2010, the Company’s investing activities generated an increase in liquidities of $508 and a decrease in liquidity of $10, respectively. Those changes in investing activities are mainly due to the maturity of short-term investments of $501 for the three-month period ended August 31, 2011 and to an acquisition of equipment of $10 for the three-month period ended August 31, 2010.

During the six-month periods ended August 31, 2011 and 2010, the Company’s investing activities generated an increase in liquidities of $1,008 and a decrease in liquidity of $10, respectively.  Those changes in investing activities are mainly due to the maturity of short-term investments of $993 and to the acquisition of equipment of $13 during the six-month periods ended August 31, 2011 and 2010, respectively.

Financing activities

During the three-month periods ended August 31, 2011 and 2010, the Company’s financing activities generated an increase in liquidities of $40 and $0 respectively.  The increase in liquidities during the three-month period ended August 31, 2011 resulted from warrant exercises.  No other significant change to liquidity occurred during the six-month period ended August 31, 2011 and 2010.

Overall, as a result, the Company decreased its cash by $89 and $5 since June 1st, 2011 and March 1st, 2011, respectively, while it had decreased its cash by $266 between June 1st and August 31, 2010 and $405 between March 1st and August 31, 2010.  Total liquidities as at August 31, 2011, comprised of cash and short-term investments, amounted to $1,833. See basis of presentation for additional discussion of Company’s financial condition.

To date, the Company has financed its operations primarily through the exercise of warrants issued to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from research contracts and interest income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, and the ability of the Company to obtain the necessary financing to complete its projects. See “subsequent event” for details concerning additional cash raised from rights offering expired September 14, 2011.

Financial Position

The following table details the significant changes to the balance sheet as at August 31, 2011 compared to February 28, 2011:

Accounts	Increase	Comments
	(Decrease)
	(In thousands of dollars)
Cash	(5)	See cash flow statement
Short-term investments	(993)	Maturity of short-term investments
Sales taxes and other receivables	282	Sales taxes and various deposits
Tax credits receivable	(92)	Tax credits received
Intangible Asset	(329)	Amortization
Accounts payable and accrued liabilities	1,421	Parent Company assumed expenses
Royalties payable to parent company		and increase in other payable
Convertible redeemable shares	108	Minimum royalties owed
	(4,052)	Converted into share capital

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments
There were no significant variations in contractual obligation and of balance sheet arrangements from those reported at February 28, 2011, other than the conversion of convertible redeemable shares (classified as liabilities) in the amount of $4,052 into share capital during first quarter of 2012.  All of the following Company’s liabilities are due within twelve months.  Significant commitments include:

License agreement
The Company is committed under a license agreement to pay Neptune until the expiration of Neptune's patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Company's gross margin; and (b) 20% of revenues from sub-licenses granted by the Company to third parties. After the expiration of Neptune's patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50,; year 3 - $200,; year 4 - $300,; year 5 - $900, and year 6 and thereafter - $1,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.

The Company has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Company can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year's minimum royalties.

In addition, the Company is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

Research and development agreements
In the normal course of business, the Company has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Company has reserved certain rights relating to these projects.

The Company initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $3,741. As at August 31, 2011, an amount of $159 is included in ''Trade and other payables'' in relation to these projects.

Rental agreement
The Company has entered into a lease agreement, which provides for minimum payments of $9 for the rental of premises in 2012.

Related Party Transactions

The Company was charged by Neptune for certain costs incurred by Neptune for the benefit of the Company in the amount of $603 during the three-month period ended August 31, 2011 ($283 for administrative costs and $319 for research and development costs) and $197 during the three-month period ended August 31, 2010 ($70 for administrative costs and $127 for research and development costs).  These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to with Neptune. Where Neptune incurs specific incremental costs for the benefit of the Company, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.  These charges do not represent all charges incurred by Neptune that may have benefited the Company, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Company would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payable to parent company has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

Subsequent Event

On September 14, 2011 the Rights Offering expired oversubscribed, and accordingly the maximum number of shares available for issuance under terms of the Rights Offering have been issued, for a total of 6,445,444 shares representing gross proceeds of $8,057.

Use of estimates and measurement of uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the reported amounts of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of earnings and expenses during the period. Significant areas of the financial statements requiring the use of management estimates include the use of the going concern basis, determining the fair value of financial instruments and estimating the fair value of stock-based awards, assessing the recoverability of research tax credits receivable and future income tax assets as well as allocating Neptune’s salaries, stock-based compensation and other common charges to the Company. Consequently, actual results could differ from those estimates.

Critical Accounting Policies

Research and development expenses
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any development costs since inception.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Stock-based compensation
The Company has a stock-based compensation plan, which is described in note 5 of the Financial Statements. The Company accounts for stock options granted to employees and non-employees based on the fair value method, with fair value determined using the Black-Scholes model. For stock options granted to non-employees, the Company measures the fair value of the equity instruments granted or the fair value of the goods and services rendered whichever is the more reliably measured. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus.

Also, the Company records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Company and the offset to contributed surplus reflecting Neptune's contribution to the Company.

Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that all or part of the deferred income tax assets will not be realized.

International Financial Reporting Standards

The Company’s August 31, 2011 interim financial statements are the Company’s second interim financial statements prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The comparative periods included in these interim financial statements have been restated to IFRS and the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards. The Company’s previously issued interim and annual financial reports for periods prior to and including year-end February 28, 2011, were prepared in accordance with Canadian GAAP.

In preparing its interim financial statements in accordance with IFRS 1, the Company applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)	Share-based payment:
The Company did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(ii)	Designation of financial assets and financial liabilities:
The Company has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of equity for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported under IFRS:

August 31, 2010

Equity under Canadian GAAP	$(4,644)

Adjustments:
Intangible asset (c)	7831
Valuation of Series II warrants (e)	(263)

Equity under IFRS	$2924

The following table provides a reconciliation of the Company’s total comprehensive income (loss) for the comparative period under Canadian GAAP to those reported for the three-month period ended August 31, 2011 under IFRS:

	Three-month period ended August 31, 2010	Six-month period ended August 31, 2011

Comprehensive loss under Canadian GAAP	$(493)	$(846)

Adjustments:
Intangible asset (c)	(164)	(329)
Share-based payments (d)	(25)	(45)
Series II warrants (e)	(24)	(29)

Net loss under IFRS	$(706)	$(1,249)

Intangible Assets
Under IFRS, there are no special recognition requirements for related party transactions, therefore the acquisition from Neptune of the license to use its intellectual property is subject to the requirements of IAS 38 Intangible Assets.

Under previous Canadian GAAP, the transfer of the license to the Company from its parent company was measured at the carrying amount.  No value was attributed to the license as the intellectual property being licensed had a carrying amount of nil in the books of Neptune since it was internally generated.

In accordance with IAS 38, the transaction was treated as a separate acquisition of an intangible asset and was initially recognized as cost, being the fair value of convertible redeemable shares of $9,200 issued in consideration for the purchase.

The Company amortizes the cost of the license over its estimated useful life, resulting in a net adjustment to deficit and assets at the date of transition of $8,160. For the comparative periods, amortization caused an increase in general and administrative costs of $164 during the three-month and $329 during the six-month period ended August 31, 2010.

Share based payment - equity instruments:
As permitted by IFRS 1, the Company elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period.  Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Company accounted for stock-based awards that vested in installments as a single award with a vesting period based on the total life of the award.  In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.
The effects of those differences were an increase to contributed surplus and stock based compensation expense in the amount of $25 for the three-month and $45 for the six-month period ended August 31, 2010.

Warrants:
The Company issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently. Under IFRS, the Company determined that all warrants issued by the Company met the criteria for equity classification with the exception of the Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Company valued the Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using option valuation model. The estimated fair value is recorded in the statement of financial position in “Derivative financial liabilities”. Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $234 to deficit at that date.

Subsequent changes in the estimated fair value of the Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $24 and $29 was recognized as adjustments for the three-month and six-month periods ended August 31, 2010.

Presentation of statement of operations:
As the Company has elected to present its analysis of expenses recognized in comprehensive loss using a classification based on their function with the Company, stock-based compensation expense and amortization were reallocated to general and administrative expenses and research and development expenses.

Future Accounting Changes

See note 3q) “New standards and interpretations not yet adopted” to the interim financial statements

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements.

The Company is not required, pursuant to MI 52-109, to certify the design and evaluation of the Company’s Disclosure Controls and Procedures and Internal Control over Financial Reporting, and has not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost effective basis Disclosure Controls and Procedures and Internal Control over Financial Reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Changes in Internal Control over Financial Reporting

During the three-month period ended August 31, 2011, the President and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended August 31, 2011 that affected materially or is reasonably likely to affect materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

Risk Factors

The information contained in the Financial Statements and the MD&A for the three-month and six-month period ended August 31, 2011 should be read in conjunction with all of the Company and the parent company Neptune’s public documentation and in particular the risk factors sections in the Company’s Listing Application and in the parent company Neptune Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:

Credit risk is the risk of an unexpected loss if counterparty to a financial instrument fails to meet its contractual obligations. There are no financial instruments other than cash and short-term investments that potentially subject the Company to credit risk. As at August 31, 2011, the Company does have trade receivables.  The Company’s maximum exposure to credit risk corresponded to the carrying amount of cash and short-term investments.

Exchange risk:

As at August 31, 2011, the Company is not exposed to any significant exchange risk, as it did not have any significant assets or liabilities denominated in foreign currencies.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.  The Company’s short term investments bear interest at short-term fixed interest rates. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available on the market.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating budgets, and reviews the most important transactions outside the normal course of business.

Financial risk:

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs, nor the Company’s ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to liquidity, foreign exchange and interest rates.

Fair value of financial instrument risk:

The Company has determined that the carrying values of short-term financial assets and liabilities, including cash, trade and other receivables as well as accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Product Liability

The parent company Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. The parent company Neptune also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the parent company Neptune has obtained Good Manufacturing Practices accreditation from Health Canada.

Forward – Looking Information

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the time required completing important strategic transactions, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company that these estimated results have been achieved.

Additional Information

Updated and additional information on the Company and the parent company Neptune Technologies and Bioressources is available from the SEDAR Website at http://www.sedar.com.

As at October 11, 2011, the total number of class A shares issued by the Company and in circulation was 71,077,388.  The Company also has 3,435,000 stock options and 5,827,500 Series 4 warrants outstanding.

/s/ Tina Sampalis                                                           /s/ Xavier Harland

Tina Sampalis                                                                Xavier Harland
President                                                                        Chief Financial Officer